Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                January 21, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1272
               Global Balanced Income Builder Portfolio, Series 5
                       File Nos. 333-200590 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1272, filed on November 25, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Global Balanced Income Builder Portfolio, Series 5 (the "trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. Please revise the first sentence of the principal investment strategy to reflect that the trust will invest in ETFs that invest substantially all their assets in fixed-income securities.

     Response: The disclosure as been revised in response to your comment.

     2. The "Principal Investment Strategy" section states that the trust may invest in common stocks of small-capitalization companies. Please add disclosure about the risks of investing in small-capitalization companies in the "Principal Risks" section.

     Response: The disclosure as been revised in response to your comment. Please note that in the final prospectus, we include risks based upon the actual portfolio. If such securities are not selected for the portfolio of this trust, we will remove the disclosure pertaining to the risks of such securities.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren